UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ASTA FUNDING, INC.

(Name of Subject Company)

MPF INVESTCO 4, LLC

(Offeror)

A direct, wholly-owned subsidiary of

THE MANGROVE PARTNERS MASTER FUND, LTD.

(Parent of Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

046220109

(CUSIP Number of Class of Securities)

NATHANIEL AUGUST
645 Madison Avenue, 14th Floor
New York, New York 10022
(646) 450-0418

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

Transaction Valuation*	Amount of Filing Fee**
$27,000,000	$2,718.90

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 3,000,000 (the maximum number of shares of common stock of subject company estimated to be acquired by Offeror) by $9.00 (the purchase price per share offered by Offeror).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2016, multiplying the transaction value by .0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO is filed by MPF InvestCo 4, LLC, a Delaware limited liability company (the “Purchaser,” “MPF InvestCo 4,” “we,” or “us”), who is a direct, wholly-owned subsidiary of The Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted company (the “Parent”). This Schedule TO relates to the offer by the Purchaser to purchase up to 3,000,000 outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Asta Funding, Inc. (the “Company”), at $9.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect all the items of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.  The name of the subject company to which this Schedule TO relates is Asta Funding, Inc., a Delaware corporation. The address of the Company’s principal executive offices is 210 Sylvan Avenue, Englewood Cliffs, NJ 07632. The Company’s telephone number is (201) 567-5648. The information set forth in Section 8 (“Information about Asta Funding”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities.  The information set forth in the section captioned “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price.  The principal market on which the Shares are traded is the NASDAQ Global Select Market. The information set forth in the section captioned “Introduction” and Section 6 (“Price Range of the Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a-c) Name, Address, Business and Background.  MPF InvestCo 4, LLC, a Delaware limited liability company, who is a direct, wholly-owned subsidiary of the Parent. The address of MPF InvestCo 4 is 645 Madison Avenue, 14th Floor, New York, New York 10022 and its telephone number is (212) 897-9535. The address of the Parent is c/o Maples Corporate Services, Ltd., P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY1-1104.

None of MPF InvestCo 4, the Parent, their affiliates or any of their executive officers or directors have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and was not a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such persons from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The following is the structure and ownership of the Parent:

(i)	The Mangrove Partners Fund, L.P., a Delaware limited partnership (“Mangrove Fund”), is a controlling shareholder of the Parent;
(ii)	Mangrove Partners Fund (Cayman), Ltd., a Cayman Islands exempted company (“Mangrove Fund Cayman”), is a significant shareholder of the Parent;
(iii)	Mangrove Partners, a Cayman Islands exempted company, is the investment manager of each of Mangrove Master Fund, Mangrove Fund and Mangrove Fund Cayman;
(iv)	Mangrove Capital, a Cayman Islands exempted company, is the general partner of Mangrove Fund;
(v)	Nathaniel August, is the director of each of Mangrove Partners and Mangrove Capital.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the directors of the Parent and Mangrove Fund Cayman. Mr. August is the sole director of Mangrove Partners and Mangrove Capital.

Item 4.	Terms of the Transaction.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference.

•	“Summary Term Sheet”
•	“Introduction”
•	Section 1 (“Terms of the Offer”)
•	Section 2 (“Acceptance for Payment and Payment of the Shares”)
•	Section 3 (“Procedure for Tendering the Shares”)
•	Section 4 (“Withdrawal Rights”)
•	Section 5 (“Material U.S. Federal Income Tax Consequences”)
•	Section 6 (“Price Range of Shares; Dividends”)
•	Section 7 (“Possible Effects of the Offer on the Market for Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations”)
•	Section 8 (“Information About Asta Funding”)
•	Section 9 (“Information About MPF InvestCo 4”)
•	Section 10 (“Past Contacts with Asta Funding”)
•	Section 11 (“Purpose of the Offer”)
•	Section 12 (“Source and Amount of Funds”)
•	Section 13 (“Interest in Securities of Asta Funding”)
•	Section 14 (“Conditions of the Offer”)
•	Section 15 (“Legal Matters; Regulatory Approvals”)
•	Section 16 (“Fees and Expenses”)
•	Section 17 (“Miscellaneous”)
Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(a) Transactions.  Not applicable.

(b) Significant corporate events.  The information set forth in Section 10 (“Past Contacts with Asta Funding”) of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.  The information set forth in the section captioned “Summary Term Sheet” and Section 11 (“Purpose of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)(1)-(7) Plans.  The information set forth in in Section 11 (“Purpose of the Offer”) and Section 6 (“Price Range of the Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference. None of MPF InvestCo 4, the Parent, their affiliates or any of their executive officers or directors has any plans other than as described in such sections.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of funds.  The information set forth in the sections captioned “Summary Term Sheet” and Section 17 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions.  The information set forth in Section 14 (“Conditions of the Offer”) and Section 17 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference. The Offeror has no alternative financing arrangements or plans relating to the Offer other than those described herein.

(d) Borrowed funds.  Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities ownership.  The information set forth in Section 9 (“Information About MPF InvestCo 4”), Section 10 (“Past Contacts with Asta Funding”) and Section 13 (“Interest in Securities of Asta Funding”) of the Offer to Purchase is incorporated herein by reference.

Additionally, please see below for a breakdown of the ownership in the Company by each of MPF InvestCo 4, the Parent, their affiliates and certain related parties.

1.	The Parent
(a)	As of the close of business on the date hereof, the Parent directly owned 2,102,427 Shares.

Percentage: Approximately 17.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,102,427

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,102,427

2.	Mangrove Partners Fund, L.P.
(a)	As of the close of business on the date hereof, Mangrove Fund, as a controlling shareholder of Mangrove Master Fund, may be deemed to beneficially own the 2,102,427 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 17.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,102,427

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,102,427

3.	Mangrove Partners Fund (Cayman), Ltd.
(a)	As of the close of business on the date hereof, Mangrove Fund Cayman, as a significant shareholder of Mangrove Master Fund, may be deemed to beneficially own the 2,102,427 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 17.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,102,427

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,102,427

4.	Mangrove Partners
(a)	As of the close of business on the date hereof, Mangrove Partners, as the investment manager of each of Mangrove Master Fund, Mangrove Fund and Mangrove Fund Cayman, may be deemed to beneficially own the 2,102,427 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 17.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,102,427

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,102,427

5.	Mangrove Capital
(a)	As of the close of business on the date hereof, Mangrove Capital, as the general partner of Mangrove Fund, may be deemed to beneficially own the 2,102,427 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 17.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,102,427

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,102,427

6.	MPF InvestCo 4
(a)	As of the close of business on the date hereof, MPF InvestCo 4 directly owned 0 Shares.

Percentage: Approximately 0.00%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

7.	Nathaniel August
(a)	As of the close of business on the date hereof, Mr. August did not directly own any Shares. As a director of each of Mangrove Partners and Mangrove Capital, Mr. August may be deemed to beneficially own the 2,102,427 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 17.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,102,427

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,102,427

(b) Securities transactions.  The information set forth in Section 9 (“Information About MPF InvestCo 4”), Section 10 (“Past Contacts with Asta Funding”) and Section 13 (“Interest in Securities of Asta Funding”) of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations.  The information set forth in Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a) and (b) The Purchaser does not believe its financial statements are material to persons considering the Offer because: (i) the offer is for cash; (ii) the Purchaser will have the ability to fund the transaction and the Offer is not subject to any financing condition; and (iii) the Parent has committed to contribute up to $27,000,000 prior to acceptance of Shares for payment pursuant to this Offer.

Item 11.	Additional Information.

(a) Agreements, regulatory requirements and legal proceedings.  The information set forth in Section 9 (“Information About MPF InvestCo 4”), Section 10 (“Past Contacts with Asta Funding”), Section 11 (“Purpose of the Offer”), Section 13 (“Interest in Securities of Asta Funding”) and Section 17 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference. MPF InvestCo 4 will amend this Schedule TO to reflect material changes to information provided in the Schedule TO, including that provided through the Offer to Purchase, to the extent required by Rule 14d-3(b). To the knowledge of MPF InvestCo 4 and the Parent, no material legal proceedings relating to the Offer are pending.

(c) Other material information.  The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated March 22, 2016.
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Form of Summary Advertisement, dated March 22, 2016.
(a)(5)(i)	Text of press release issued by Purchaser, dated March 15, 2016 (incorporated by reference to Schedule TO-C filed by MPF InvestCo 4, LLC on March 15, 2016).
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2016

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS as Investment Manager
By:	/s/ Nathaniel August Name: Nathaniel August Title: Director

MPF INVESTCO 4, LLC

By:	THE MANGROVE PARTNERS MASTER FUND, LTD. as Sole Member
By:	MANGROVE PARTNERS as Investment Manager
By:	/s/ Nathaniel August Name: Nathaniel August Title: Director

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated March 22, 2016.
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Form of Summary Advertisement, dated March 22, 2016.
(a)(5)(i)	Text of press release issued by Purchaser, dated March 15, 2016 (incorporated by reference to Schedule TO-C filed by MPF InvestCo 4, LLC on March 15, 2016).
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

SCHEDULE A

Directors of The Mangrove Partners Master Fund, Ltd. and Mangrove Partners Fund (Cayman), Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Nathaniel August, Director	Director of Mangrove Partners and Mangrove Capital	645 Madison Avenue, 14th Floor, New York, New York 10022	USA
David Bree, Director	Employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies	DMS Offshore Investment Services, dms House, 20 Genesis Close, George Town, P.O. Box 314, Grand Cayman, Cayman Islands KY1-1104	Cayman Islands
Kevin Phillip, Director	Employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies	DMS Offshore Investment Services, dms House, 20 Genesis Close, George Town, P.O. Box 314, Grand Cayman, Cayman Islands KY1-1104	Trinidad and Tobago